March 4, 2026

Lim Say Wei
Chief Executive Officer
Magnitude International Ltd
27 Woodlands Industrial Park E1
#03-15 (Lobby B) Hiangkie Industrial Building
Singapore 757718

       Re: Magnitude International Ltd
           Form 20-F for the fiscal year ended April 30, 2025
           Amendment No. 1 to Form 20-F for the fiscal year ended April 30,
2025
           Response dated March 3, 2026
           File No. 001-42770
Dear Lim Say Wei:

       We have reviewed your March 3, 2026 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 23,
2026 letter.

Amendment No. 1 to Form 20-F for the fiscal year ended April 30, 2025
Item 15. Controls and Procedures, page 76

1. We note your response to our prior comment 1 and your amendment to your filing in response to our prior comments 1, 2, and 3 to include a conclusion regarding the effectiveness of your disclosure controls and procedures, include cybersecurity disclosures, and include the certifications from your principal executive officer and principal financial officer. In light of the amendment to address such previously omitted items, please tell us what consideration you gave to reconsidering your conclusion regarding your disclosure controls and procedures.
 March 4, 2026
Page 2



       Please contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction